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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                             QUANTA SERVICES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   74762E102
                        ------------------------------
                                 (CUSIP Number)


                                 March 3, 2003
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74762E102                 13D                        Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      SANDERS MORRIS HARRIS INC.
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 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization

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                     5.   Sole Voting Power
   NUMBER OF              11,596,579
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY               None
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                11,596,579
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                          None
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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      11,596,579
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10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
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11.   Percent of Class Represented by Amount in Row (9)
      14.3%
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12.   Type of Reporting Person (See Instructions)
      BD
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CUSIP NO. 74762E102                 13D                        Page 3 of 5 Pages

Item 1(a).    Name of Issuer:
                  Quanta Services, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
                  1360 Post Oak Blvd., Suite 2100
                  Houston, Texas 77056

Item 2(a).    Name of Person filing:
                  Sanders Morris Harris Inc.

Item 2(b).    Address of Principal Business office or, if None, Residence:
                  600 Travis, Suite 3100
                  Houston, Texas 77002

Item 2(c).    Citizenship: N/A

Item 2(d).    Title of Class of Securities:
                  Common Stock

Item 2(e).    CUSIP Number:
                  74762E102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [X] Broker or dealer registered under section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [ ] A group, in accordance with Rule 13d-1((b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

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CUSIP NO. 74762E102                  13D                       Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 11,596,579.

(b) Percent of class: 14.3%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote                     11,596,579.

(ii) Shared power to vote or direct the vote                  None.

(iii) Sole power to dispose or to direct the disposition of   11,596,579.

(iv) Shares power to vote or to direct the disposition of     None.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8. Identification and Classification of Members of the Group.

         N/A

Item 9. Notice of Dissolution of Group.

         N/A

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 74762E102                    13D                     Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 5, 2003

Signature:    /s/ George L. Ball

Name/Title    George L. Ball, Chairman
              Sanders Morris Harris Inc.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).